FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

PE

For the period 1 April 2002 – 31 June 2002

Cookson Group plc

The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X   Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________]

SIGNATURE

Cookson Group plc

By: Rachel Fell
Rachel Fell
Assistant Company Secretary

Date: 3/7/02

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of CGNU PLC) AND CGNU PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 19,246,429 SHARES

CHASE GA GROUP NOMINEES LTD - 27,433,884 SHARES

CUIM NOMINEE LIMITED - 16,900,647 SHARES

RBSTB NOMINEES LIMITED - 1,526,090 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

457,269 SHARES

8) Percentage of issued class

0.06%

9) Class of security

ORDINARY SHARES OF 50 PENCE EACH

10) Date of transaction

15 APRIL 2002

11) Date company informed

17 APRIL 2002

12) Total holding following this notification

65,107,050 SHARES

13) Total percentage holding of issued class following this notification

8.95%

14) Any additional information

15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification: 17 APRIL 2002

Form 20-F for Fiscal Year Ended 31 December, 2001

A copy of the above document has been submitted by Cookson Group plc to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:-

Financial Services Authority,

25 The North Colonnade,

Canary Wharf,

London E14 5HS.

Tel. No. 020 7676 1000

The document will also be available on the Company's website at:-

www.cooksongroup.co.uk

28 June 2002

COOKSON GROUP plc

Cookson Group plc has noted press speculation over its strategic options.

In December 2001, the Company successfully renegotiated its banking facilities. The Board reviews on an ongoing basis its strategic options to maximise shareholder value and to optimise the Group's capital structure. No decision has been taken on any specific course of action.

With regard to current trading, the Company will release its normal pre-interim results trading update on Friday 5 July 2002.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED NAME	MANAGEMENT COMPANY	NUMBER OF SHARES
CHASE NOMINEES LTD.	FIDELITY INVESTMENT SERVICES LTD.	20,302,439
CHASE MANHATTAN BANK LONDON	FIDELITY INVESTMENT SERVICES LTD.	9,473,368
RBS TRUST BANK	FIDELITY PENSION MANAGEMENT	1,199,000
NORTRUST NOMINEES LTD.	FIDELITY PENSION MANAGEMENT	200,000
BT GLOBENET NOMINEES LTD.	FIDELITY PENSION MANAGEMENT	111,000
CITIBANK	FIDELITY PENSION MANAGEMENT	196,000
CHASE NOMINEES LTD.	FIDELITY PENSION MANAGEMENT	3,709,400
BANK OF NEW YORK LONDON	FIDELITY PENSION MANAGEMENT	841,500
NORTHERN TRUST	FIDELITY PENSION MANAGEMENT	1,123,000
HSBC	FIDELITY PENSION MANAGEMENT	349,800
BANKERS TRUST	FIDELITY INTERNATIONAL LIMITED	210,300
RBS TRUST BANK	FIDELITY INTERNATIONAL LIMITED	2,353,300
CITIBANK	FIDELITY INTERNATIONAL LIMITED	151,000
CHASE NOMINEES LTD	FIDELITY INTERNATIONAL LIMITED	8,252,809
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	FIDELITY INTERNATIONAL LIMITED	26,242,619
CHASE MANHATTAN BANK LONDON	FIDELITY INTERNATIONAL LIMITED	27,900
DEUTSCHE BANK	FIDELITY INTERNATIONAL LIMITED	1,027,700
BANK OF NEW YORK LONDON	FIDELITY INTERNATIONAL LIMITED	2,490,200

NORTHERN TRUST	FIDELITY INTERNATIONAL LIMITED	2,068,000

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 50 PENCE EACH

10) Date of transaction

16 APRIL 2002

11) Date company informed

18 APRIL 2002

12) Total holding following this notification

80,329,335 SHARES

13) Total percentage holding of issued class following this notification

11.04%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification: 18 APRIL 2002

25 April 2002

FIRST QUARTER TRADING UPDATE

General economic and trading conditions for the Group's major markets in the first quarter to 31 March 2002 remained broadly in line with those experienced during the fourth quarter of 2001. Although all three divisions experienced a slow start to the year, activity levels increased as the quarter progressed.

The signs that the severe downturn in the global electronics industry was bottoming out, which were noted at the time of the preliminary results announcement on 26 February, continued through the first quarter. This suggests that the inventory overhang, which was the major contributor to the downturn, has largely worked its way through much of the supply chain. The performance of Cookson's Electronics division during the first quarter has been consistent with industry trends and, after a slow start to 2002, sales in the quarter of £173 million were 2% lower than the fourth quarter of 2001. The Assembly Materials sector saw sales in line with the fourth quarter and bookings increasing steadily in all regions except Europe where, in common with the rest of the division, conditions remained tough. In the PWB Materials and Chemistry sector, sales were also in line with those of the fourth quarter. Conditions for the Equipment sector remained weak and sales were lower than the prior fourth quarter, although there was a modest improvement in the order backlog by the end of March 2002.

Conditions began to improve in the Ceramics division's major markets towards the end of the first quarter. US steel production, although lower than the first quarter of last year, was well up on the fourth quarter of 2001 and the introduction of import tariffs by the US government should support this improving trend in the near-term. Although year-on-year production declined in some of Europe's biggest steelmaking regions, in many countries an improvement over the previous two months was recorded in March. Steel volumes in Asia-Pacific were considerably stronger than last year throughout the quarter. The division's Iron & Steel sector performed broadly in line with steel production levels in its major markets. The division's other sectors – Foundry and Glass – also improved in March following sluggish conditions in the early part of the quarter. The Ceramics division's sales of £165 million were 7% below the fourth quarter of 2001, due primarily to the slow start to the year. The improved mix arising from increased sales in the US, together with the reduced cost base, resulted in an improvement in the division's profitability.

In the Precious Metals division, activity levels continued to improve gradually during the first quarter. For the Jewellery sector, volumes increased during February and March in the USA after a lacklustre January. In the Precision Products sector, trading conditions during the first quarter remained generally unchanged from the fourth quarter. The division's sales for the quarter were £98 million, 7% lower than the fourth quarter of 2001 due to normal seasonal factors.

In summary, Group sales of £436 million for the first quarter were 6% lower than the fourth quarter due to the slow start to the year in all divisions and normal seasonal trends. However, the positive effect of the extensive cost cutting programme initiated last year mitigated the impact of lower sales on Group profitability such that the unaudited pre-tax result for the first quarter of 2002 was in line with that of the fourth quarter of 2001. The levels of cash flow and borrowings were as expected and control over working capital and capital expenditure remained tight.

For the second quarter of 2002, market conditions are expected to continue in line with those experienced in the latter part of the first quarter. The benefits of the extensive cost cutting programme initiated last year will continue to accrue, resulting in a gradual improvement in profitability. Although the timing of a sustained recovery in the Group's major markets –

particularly electronics - remains uncertain, there is growing belief that there will be some improvement in the second half of 2002. The Group is well positioned to take full advantage of this upturn when it occurs.

For further information, please contact:

Stephen L. Howard

Group Chief Executive

Cookson Group plc

Tel: 020 7766 4500

Fax: 020 7747 6600

e-mail: SLH@cookson.co.uk

Dennis H. Millard

Group Finance Director

Cookson Group plc

Tel: 020 7766 4500

Fax: 020 7747 6600

e-mail: DHM@cookson.co.uk

Note: All financial information is unaudited. This announcement contains forward-looking statements about Cookson. Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.

Cookson Group plc will host a conference call for analysts at 9:00am UK time on Thursday 25 April. The call will be broadcast live via the Group's website, www.cooksongroup.co.uk.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANKERS TRUST COMPANY (220,981 SHARES)
BANK OF NEW YORK NOMINEES (141,690 SHARES)
CHASE NOMINEES LIMITED (39,022,854 SHARES)
CITIBANK (70,000 SHARES)
CLYDESDALE BANK (1,912,010 SHARES)
DEUTSCHE BANK AG (150,372 SHARES)
MERRILL LYNCH (2,296,001 SHARES)
ROYAL TRUST CORP OF CANADA (8,705,814 SHARES)
STATE STREET (860,601 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 50 PENCE EACH

10) Date of transaction

13 MAY 2002

11) Date company informed

14 MAY 2002

12) Total holding following this notification

53,380,323 SHARES

13) Total percentage holding of issued class following this notification

7.34%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification 14 MAY 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANKERS TRUST COMPANY (220,981 SHARES)
BANK OF NEW YORK NOMINEES (141,690 SHARES)
CHASE NOMINEES LIMITED (36,190,854 SHARES)
CITIBANK (70,000 SHARES)
CLYDESDALE BANK (1,897,010 SHARES)
DEUTSCHE BANK AG (150,372 SHARES)
MERRILL LYNCH (2,296,001 SHARES)
ROYAL TRUST CORP OF CANADA (8,682,814 SHARES)
STATE STREET (860,601 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 50 PENCE EACH

10) Date of transaction

17 MAY 2002

11) Date company informed

20 MAY 2002

12) Total holding following this notification

50,510,323 SHARES

13) Total percentage holding of issued class following this notification

6.94%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification 20 MAY 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED (3,970,552 SHARES)
CHASE NOMINEES LIMITED (18,825,230 SHARES)
DIRECT NOMINEES A/C 102 (508,361 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 50 PENCE EACH

10) Date of transaction

17 MAY 2002

11) Date company informed

20 MAY 2002

12) Total holding following this notification

23,304,143 SHARES

13) Total percentage holding of issued class following this notification

3.20%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification 21 MAY 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED (3,605,650 SHARES)
CHASE NOMINEES LIMITED (25,224,759 SHARES)
DIRECT NOMINEES A/C 102 (681,563 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 50 PENCE EACH

10) Date of transaction

29 MAY 2002

11) Date company informed

31 MAY 2002

12) Total holding following this notification

29,511,972 SHARES

13) Total percentage holding of issued class following this notification

4.06%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification 31 MAY 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 886603 - 3,000,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245 - 3,333,674
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509 - 600,675
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206 - 15,020,993
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866197 - 41,352
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 130007 - 400,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332 - 56,100

5) Number of shares/amount of stock acquired

2,000,000

6) Percentage of issued class

0.28%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 50 PENCE EACH

10) Date of transaction

15 MAY 2002

11) Date company informed

17 MAY 2002

12) Total holding following this notification

22,452,794 SHARES

13) Total percentage holding of issued class following this notification

3.09%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification: 17 MAY 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STANLIFE NOMINEES LIMITED

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

4,300,000

8) Percentage of issued class

0.59%

9) Class of security

ORDINARY SHARES OF 50 PENCE EACH

10) Date of transaction

26 APRIL 2002

11) Date company informed

29 APRIL 2002

12) Total holding following this notification

20,087,464 SHARES

13) Total percentage holding of issued class following this notification

2.76%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification 30 APRIL 2002

Form 20-F for Fiscal Year Ended 31 December, 2001

A copy of the above document has been submitted by Cookson Group plc to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:-

Financial Services Authority,

25 The North Colonnade,

Canary Wharf,

London E14 5HS.

Tel. No. 020 7676 1000

The document will also be available on the Company's website at:-

www.cooksongroup.co.uk

28 June 2002